Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Supplier/Partner Letter

Dear [Supplier/Partner]:

I am pleased to inform you that Albemarle recently announced it has agreed to acquire Rockwood Holdings, a leading global developer, manufacturer and marketer of specialty chemicals. You can view our press release here.

This combination represents a tremendous growth opportunity for Albemarle, and we believe it presents a compelling opportunity for all of our stakeholders. By joining forces with Rockwood, we will create a top-tier specialty chemicals company with leading positions in four key growth businesses – lithium, catalysts, bromine and surface treatment. In addition, the transaction will accelerate Albemarle’s growth, enhancing our customer reach and diversity across end markets, geographies and technologies.

We firmly believe that Rockwood represents the ideal partner for Albemarle. In addition to its leading product set, Rockwood shares our focus on innovation, superior customer service and high standards for performance and execution. This shared approach will enable the combined company to deliver a broader range of customized, performance-based chemical solutions to better serve our customers.

Importantly, this is just the first step in the process. The transaction is subject to regulatory and shareholder approvals and other customary closing conditions, and is expected to close in the first quarter of 2015. In the meantime, Albemarle and Rockwood will continue to operate as separate companies, and you should expect “business as usual”.

If you have any questions about this announcement, please don’t hesitate to contact your Albemarle representative. As always, thank you for your ongoing support.

Regards,

[INSERT NAME]

[INSERT TITLE]

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to future growth and earnings, and all other information relating to matters that are not historical facts. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction, the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies, and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Stockholders and Investors

Nothing in this letter shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Participants in Solicitation

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.